EXHIBIT (d)(16)


                              GREAT BASIN GOLD LTD.
1020-800 W PENDER ST.
VANCOUVER, BC
CANADA V6C 2V6
TEL 604 684O 6365
FAX 604 684O 8092
TOLL FREE 1 800 667O 2114
http://www.hdgold.com
---------------------


June 4, 2002

Mr. Arthur Brown and Mr. Michael Callahan
Chairman and CEO/Vice President, Corporate Development
Hecla Mining Company
6500 Mineral Drive
Box C - 8000
Coeur d'Alene, ID  83814

Dear Arthur and Michael:

RE:       HOLLISTER DEVELOPMENT BLOCK LETTER AGREEMENT

Great Basin Gold Ltd. ("GBG") hereby grants to Hecla Mining Company ("Hecla") an option to earn a 50% working interest, subject to the Purchase Price Royalty as set out below; in the Hollister Development Block, and to allow Hecla to become the "Project Operator" for completion of reserve delineation work, feasibility study, development and operations. In order to earn the interest, Hecla must fund a two-stage advanced exploration and development program leading to production and operations at the Hollister Development Block within the Ivanhoe Property. Hecla will also receive a priority right to recover its actual Stage I and II work program costs plus 15% from 100% of Preproduction Revenues and, its Prorata share (50%) of net cash proceeds from commercial operation profits prior to the implementation of the Purchase Price Royalty which will occur when such costs have been recovered. The following are further particulars of the deal structure.

OPTION TO EARN A 50% WORKING    Hecla will acquire the right to earn a 50%
INTEREST                        working interest in the Hollister Development
                                Block of the Ivanhoe Property, subject to the Purchase Price Royalty more particularly described below. The Option to earn a 50% working interest vests on signing a definitive
                                Option/Joint Venture Operating Agreement which will require Hecla's commitment to fund the Stage I Program, more particularly described below, and Hecla issuing 2 million Hecla
                                Warrants to Great Basin ("Tranche 1 Hecla
                                Warrants").

                                On the date that Hecla elects to commence Stage II, Hecla shall issue 1 million warrants to Great Basin ("Tranche 2 Hecla Warrants").

OPTION EXERCISE AND             Vesting of Hecla's 50% Working Interest
CONSIDERATION                   (exercise of Option to Purchase) would occur
                                upon (1) Hecla funding and completing 100% of the Stage I and II work programs, more particularly described below, or (2) the commencement of commercial production, and (3) upon Hecla issuing 1 million Hecla Warrants at the time of



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                                vesting ("Tranche 3 Hecla Warrants"). Stage I is
                                a firm commitment by Hecla, subject to receipt of Stage I permits pursued in an expeditious manner by Hecla, whereas the balance of the expenditures for Stage II are at Hecla's option.

                                Within 60 days after completion of Stage I, Hecla must provide its proposed Stage II budget for review and approval by the Management Committee. Thereafter, Hecla has 45 days to elect to proceed with Stage II. If the Stage II budget, as approved, plus the actual costs incurred in Stage I exceed US$21.8 million, Hecla has the right to vest by making a payment to the Joint Venture equal to US$21.8 million less the actual costs of Stage I paid by Hecla, and issuing Tranche 2 and 3 Hecla Warrants.

GBG WARRANTS                    In consideration for Hecla's funding the Stage I
                                and Stage II work programs, upon receipt of each tranche of Hecla Warrants, GBG will issue to Hecla warrants to purchase shares in GBG ("GBG
                                Warrants") as follows:

                                1 million GBG Warrants upon receipt of Tranche 1 Hecla Warrants;
                                500,000 GBG Warrants upon receipt of Tranche 2 Hecla Warrants; and
                                500,000 GBG Warrants upon receipt of Tranche 3 Hecla Warrants.

WARRANT TERMS                   All Hecla and GBG warrants will be priced at the
                                20 day weighted average per share trading price on the NYSE, in the case of Hecla and TSX in the case of GBG, calculated immediately prior to issuance. All warrants will be exercisable for two years from the date of grant. GBG shall use its best efforts to ensure that the underlying
                                GBG shares are freely tradeable with four months from the date of grant. Hecla shall file a registration statement with the SEC and use its best efforts to obtain regulatory approval thereof so that the underlying shares are freely tradeable in the US within 4 months from the date of grant.

HOLLISTER DEVELOPMENT BLOCK     The Hollister Development Block is defined as
                                the surface area within mine grid co-ordinates
                                34,000E to 40,000E; 35,000N to 42,000N; and from
                                surface to 4,000 feet above sea level.

PURCHASE PRICE ROYALTY          Hecla will pay Great Basin from production US$50
                                (subject to adjustment) per ounce of gold equivalent (gold plus silver production) on Hecla's 50% share of production commencing on the date that Hecla recovers from metal or ore sales 115% of the actual costs funded by Hecla for the Stage I and II work programs. The recovery of Hecla's Stage I and II actual costs shall be derived from 100% of pre-production revenue and Hecla's 50% of net cash proceeds from commercial production.


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                                The purchase price royalty is subject to certain
                                adjustment(s) to reflect the cash operating profits (per ounce). The US$50/oz Purchase Price Royalty is applicable to cash operating profits/oz of gold equivalent production within the range of US$100-$200/oz. Should the cash operating profits/oz drop below US$100/oz, then for all such production the Purchase Price Royalty will be reduced by US$0.50 for every US$1.00 that the cash operating profit is below US$100/oz. In the event the cash operating profits/oz is greater than US$200/oz, then the Purchase Price Royalty will be increased by US$0.50 for each US$1.00 that the cash operating profits/oz exceeds US$200/oz.

The Hollister Development Block work programs to be carried out will generally consist of the programs as outlined below. Great Basin and Hecla will work together to refine and optimize Stage I and II development programs, time lines, and costs.

HOLLISTER DEVELOPMENT BLOCK WORK PROGRAMS

STAGE I
-------

UNDERGROUND DEVELOPMENT,        1.      Plan, engineer and permit scope of work.
EXPLORATION, AND                2.      Develop underground access to Gwenivere
FEASIBILITY STUDY                       and Clementine veins, including some
                                        equipment purchases. Delineate ore
                                        shoots within veins.
                                3.      Convert resource to reserve based on
                                        diamond drilling program.
                                4.      Complete feasibility study.

                                        GBG and Hecla's estimated cost of this
                                        program is US$10.3 million, and would be completed approximately 12 months after date of issuance of permit(s), however, some permitting and Stage I work program activities will run concurrently.

STAGE II
--------

DEVELOPMENT PROGRAM             1.      Possible future development, loop of
                                        underground to surface.
                                2.      Underground production development.
                                3.      Production equipment.
                                4.      Engineering, procurement and management
                                        construction.

                                        The ultimate decision how to proceed
                                        with Stage II; will be predicated on the results of the above Stage I program. GBG and Hecla's estimated cost of this program is US$11.5 million and would take approximately 12 months to complete.


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The Hollister Development Block Project would be operated within the framework of an industry standard joint venture arrangement, representing each party's respective participating working interest. However within the joint venture arrangement, project management would be structured as follows:

1. Management Committee representation and voting rights are borne in proportion to the working interest of GBG and Hecla with deadlocks, after Stage I and Stage II, referred to binding arbitration only after standard joint venture dispute resolution mechanisms. The exception being that during Stage I and II, the following voting/decision making process will be followed: (a) GBG and Hecla shall have a 50/50 voting right on all issues; (b) if there is a deadlock then the issue shall be given to the respective presidents of GBG and Hecla for a period of up to 21 calendar days for the two of them to discuss, document and resolve; (c) thereafter, a Management Committee meeting shall be reconvened within 14 calendar days and after taking into consideration the Presidents' resolve or unresolve, as documented, a new vote taken; and (d) if the vote is still deadlocked, Hecla shall have the casting vote.

2. Project Management: operations level wherein Hecla, as the Project Operator, would present budgets and programs to the Management Committee for approval. Hecla would have the mandate and authority to complete the approved programs and scope of work according to its best judgment utilizing sound exploration and mining practices. Hecla would be the Project Operator within the Operating Joint Venture Agreement, and the Joint Venture would enter into a Services and Operating Agreement with Hecla in this regard and Hecla would receive remuneration commensurate with these responsibilities.

3. Subsequent exploration and/or development Programs will be funded by the parties in accordance with their participating interests. Parties will have 30 days after adoption of a program to elect and a further 60 days to fund their working interest.

We see this as an opportunity to work with a respected operating team and a mutually beneficial opportunity to capitalize on the excellent mineral potential of the Hollister Development Block at the Ivanhoe Property. The local situation provides us with a low cost opportunity to become a significant producer of high-grade ores for sale or tolling at any one of the various milling operations in the area. Given the grades of resources presently outlined, a reserve delineation production decision might well be justified on relatively low initial reserve tonnage.

If the foregoing correctly reflects your agreement and the basis upon which you agree to enter into a formal Option and Joint Venture Agreement ("OJVA"), please sign both copies of this agreement and return one to the undersigned. This Letter Agreement is subject to the parties completing a mutually agreeable OJVA that will supersede this Letter Agreement and is subject to approval by Hecla's Board of Directors and GBG's Board of Directors. Both parties will use best efforts to incorporate all the terms of this Letter Agreement into a completed OJVA within 45 calendar days from the date hereof and obtain Hecla and GBG Board of Director approval within 5 calendar days of signing this Letter Agreement.

We look forward to working with Hecla to bring the Hollister Development Block into production.

Yours truly,                             Agreed and Accepted By:

GREAT BASIN GOLD LTD.                    HECLA MINING COMPANY

/s/ Ronald W. Thiessen                   /s/ Arthur Brown

Ronald W. Thiessen                       Arthur Brown
President and CEO                        Chairman and CEO

June 4, 2002                             June 4, 2002


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